March 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	Paya Holdings Inc.

Registration Statement on Form S-1

Filed March 15, 2021

Dear Mr. Jones:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Paya Holdings Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on March 17, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 1000 copies of the Preliminary Prospectus dated March 15, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
CREDIT SUISSE SECURITIES (USA) LLC
Acting severally on behalf of themselves and the several
Underwriters

By: MORGAN STANLEY & CO. LLC

By:	/s/ Michael Occi
Name: Michael Occi Title: Managing Director

By: CREDIT SUISSE SECURITIES (USA) LLC

/s/ John Koltz
Name: John Koltz
Title: Managing Director